September 20, 2006

Mail Stop 3561

Via U.S. mail and facsimile

Howard G. Berger, M.D., President
Primedex Health Systems, Inc.
1510 Cotner Avenue
Los Angeles, CA 90025

Re :     Primedex Health Systems, Inc.
File Number 333-136800
Form S-4 filed August 22, 2006
File Number 0-19019
Form 10-K for the Year Ended October 31, 2005
Forms 10-Q for the Quarters Ended January 31, 2006, April 30, 2006 and
       July 31, 2006

Dear Dr. Berger:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form S-4
1. We cannot make the Form S-4 registration statement effective until you have amended your periodic reports to conform to the comments which follow.


Rick Factors
2. Please provide a risk factor regarding the ineffective disclosure controls. Alternatively, please explain why disclosure is not appropriate.

Form 10-K for the Fiscal Year Ended October 31, 2005

      Management`s Discussion and Analysis of Financial Condition
and
Results, page
       23
3. Please add disclosure to explain the impact of the ineffective controls regarding non-routine matters on the registrant`s financial statements, and provide disclosure in the "Controls and
Procedures"
section to identify all of the material matters rather than only giving examples.
      Exhibit 31.1- Certification
4. It is necessary that the Certification include Item 601(b)(31)(i)(4)(c) of Regulation S-K of the Securities Act, which begins: "Evaluated the effectiveness of the registrant`s controls and procedures ... ."  Please revise.
Forms 10-Q for the Quarters Ended January 31, 2006, April 30, 2006 and July 31, 2006
5. Please revise the "Controls and Procedures" section of the third quarter Form 10-Q to disclose in greater detail the steps that the company has taken and plans to take to remediate the material weakness.
6. Please revise the "Controls and Procedures" section of the third quarter Form 10-Q to identify the professional service company with whom you entered into an agreement on August 1, 2006 and file it as an exhibit to that Form.

      Management`s Discussion and Analysis of Financial Condition and
Results
7. Please add disclosure to explain the impact of the ineffective controls regarding non-routine matters on the registrant`s financial statements, and provide disclosure in the "Controls and Procedures" section to identify all of the material matters rather than only giving examples.

Exhibits 31.1 - Certifications filed as exhibits to the Forms 10-Q for the Quarters Ended January 31, 2006, April 30, 2006 and July
31,
2006
8. Our review of each of these Certifications indicates that, for each, you need to respond to the comment we have issued above for the Certification which you filed as an exhibit to the Form 10-K.

Closing Remarks

   As appropriate, please amend Form 10-K and the three Forms 10-Q that you have filed and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Susann Reilly at 202-551-3236 if you have any questions.

					Sincerely,


      John Reynolds
						Assistant Director
      Office of Emerging Growth Companies

cc:  Linda G. Michaelson, Esq. By facsimile to 214-303-2849
Michael L. Silhol, Esq.  By facsimile to 212-303-2849
William R. Hays, III, Esq. and Brian D. Barnard, Esq. By facsimile to 214-200-0467
Howard G. Berger, M.D., President
Primedex Health Systems, Inc.
September 20, 2006
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